UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C.  20549


                              FORM 11-K





(Mark One)

[X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
      EXCHANGE ACT OF 1934

      For the fiscal year end December 31, 1998
                              -----------------

                                  OR


[ ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
      SECURITIES
      EXCHANGE ACT OF 1934

      For the transition period from __________ to __________




        Supplemental Retirement Plan of Piedmont Aviation, Inc.
                      (Full title of the plan)

                        US Airways Group, Inc.
      (Issuer of securities held pursuant to the plan noted above)

                2345 Crystal Drive, Arlington, VA 22227
                (Address of principal executive offices)


                   Commission file number:  1-8444



































                   Supplemental Retirement Plan of
                       Piedmont Aviation, Inc.

                        Financial Statements
                     and Supplemental Schedules

                     December 31, 1998 and 1997

                    (With Independent Auditors'
                           Report Thereon)




























                  Supplemental Retirement Plan of
                       Piedmont Aviation, Inc.









                           Table of Contents
                           -----------------




                                                             Page
                                                             ----

Independent Auditors' Report                                    1

Financial Statements

     Statements of Net Assets Available for Plan
       Benefits as of December 31, 1998 and 1997                2

     Statements of Changes in Net Assets Available
       for Plan Benefits for the years ended
       December 31, 1998 and 1997                               3

     Notes to Financial Statements                         4 - 13

Supplemental Schedule I - Item 27a

     Schedule of Assets Held for Investment Purposes
       as of December 31, 1998                            14 - 15

Supplemental Schedule II - Item 27d

     Schedule of Reportable Transactions for the year
       ended December 31, 1998                                 16

Signature                                                      17

Exhibit  23

     Consent of Independent Auditors                           18





















                    Independent Auditors' Report


The Plan Administrator and Participants
Supplemental Retirement Plan of Piedmont Aviation, Inc.:


We have audited the accompanying statements of net assets available for plan benefits of the Supplemental Retirement Plan of Piedmont Aviation, Inc. (the
Plan), as of December 31, 1998 and 1997, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1998 and 1997, and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1998 and reportable transactions for the year ended December 31, 1998 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


Washington, D.C.                                 KPMG
June 11, 1999

                  Supplemental Retirement Plan of
                       Piedmont Aviation, Inc.





         Statements of Net Assets Available for Plan Benefits
         ----------------------------------------------------


                                                    December 31,
                                                --------------------
                                                1998            1997
                                                ----            ----
Assets
  Investments:
    At fair value:
      Shares of registered investment
        companies:
          Fidelity Magellan Fund           $11,131,717     $ 8,363,329
          Fidelity Equity Income Fund        9,213,647       9,860,992
          Fidelity Spartan U.S. Equity
            Index Portfolio                  6,095,147       4,928,165
          Capital Growth Mix Portfolio       2,496,886       2,462,814
          Moderation Mix Portfolio           1,901,904       1,426,658
          Neuberger & Berman Guardian Trust  1,015,453       1,267,162
          MAS Domestic Fixed Income
            Portfolio Institutional            762,416               -
          T. Rowe Price Small Cap
            Stock Fund                         252,045               -
          Income Mix Portfolio                  73,393         161,570
          Putnam International Growth
            A Fund                              48,626               -
          Fidelity Intermediate Bond Fund            -         685,509
      US Airways Common Stock Fund           8,676,300       7,093,768
      Fidelity Retirement Government
            Money Market Portfolio             777,894         516,883
                                            ----------      ----------
                                            42,445,428      36,766,850

    At contract value:
      Fixed Income Fund                     14,521,971      18,100,096
                                            ----------      ----------
  Total investments                         56,967,399      54,866,946
                                            ----------      ----------
Net assets available for plan benefits     $56,967,399     $54,866,946
                                            ==========      ==========







See accompanying Notes to Financial Statements.

                   Supplemental Retirement Plan of
                       Piedmont Aviation, Inc.


    Statements of Changes in Net Assets Available for Plan Benefits
    ---------------------------------------------------------------



                                           Years ended December 31,
                                           ------------------------
                                              1998           1997
                                              ----           ----
Additions to net assets attributable to:
  Net appreciation in fair value of
    investments                         $   3,455,385   $   9,421,176
  Investment income                         2,305,563       2,464,847
                                          -----------     -----------
        Total additions                     5,760,948      11,886,023
                                          -----------     -----------

Deductions from net assets attributable to:
  Benefits paid to participants             3,660,495       1,750,997
                                          -----------      ----------
        Total deductions                    3,660,495       1,750,997
                                          -----------      ----------
          Net increase                      2,100,453      10,135,026

Net assets available for plan benefits:
  Beginning of year                        54,866,946      44,731,920
                                          -----------     -----------
  End of year                           $  56,967,399   $  54,866,946
                                          ===========     ===========
























See accompanying Notes to Financial Statements.

                   Supplemental Retirement Plan of
                       Piedmont Aviation, Inc.

                     Notes to Financial Statements
                     -----------------------------



1.  Description of Plan

The following description of the Supplemental Retirement Plan of Piedmont Aviation, Inc. (the Plan) provides only general information.
Participants should refer to the Plan document for a more complete description of the Plan's provisions.

   (a) General

The Plan is a defined contribution plan intended to qualify as a profit sharing plan under Section 401(a) of the Internal Revenue Code (IRC), as amended. Certain former employees of Piedmont Aviation, Inc. (Piedmont) are covered by the Plan. In November 1987, Piedmont was acquired by US Airways Group, Inc. (Group). In August 1989, Piedmont was merged into US Airways, Inc. (US Airways or the Company), a wholly owned subsidiary of Group. As part of the merger, the Plan was frozen as to additional contributions effective July 31, 1989, with the exception of rollover contributions from the terminated Piedmont Aviation, Inc. Pilot Variable Annuity Trust. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

US Airways, the plan administrator, is responsible for the content and issuance of the Plan's financial statements. Group is the issuer of certain common stock securities held pursuant to the Plan.

   (b) Vesting

Participants are fully vested in their contributions, plus actual earnings thereon.

   (c) Investment Options

The Company selects the number and type of investment options available. Fidelity Institutional Retirement Services Company, the Plan's
Recordkeeper, is responsible for maintaining an account balance for each participant. Fidelity Management Trust Company is the Plan Trustee.

The Recordkeeper values account balances daily. Each account balance is based on the value of the underlying investments in each account.
Generally, participants may transfer current account balances among investment options.

                   Supplemental Retirement Plan of
                       Piedmont Aviation, Inc.

                  Notes to Financial Statements
                  -----------------------------
                           (Continued)



As of December 31, 1998, the Company offered thirteen investment options in the form of ten individual investment options and three diversified portfolio mixes, which are pre-selected combinations of mutual funds. The thirteen options available to participants are as follows:

Fidelity Magellan Fund - The fund primarily invests in common stocks and securities of both well-known and lesser known companies with potentially above-average growth potential. Securities may be of foreign, domestic and multinational companies.

US Airways Common Stock Fund - A fund comprised primarily of US Airways Group, Inc. (Group) common stock purchased on the open market or directly from Group at market prices. A small percentage of the fund is invested in short-term liquid investments. Company contributions cannot be invested in this fund, in accordance with the Plan document. In addition, officers of the Company are not permitted to invest their contributions in this Fund. Effective November 28, 1997 participants who exchange out of this fund to other investment options cannot exchange into the fund for a period of 30 calendar days.

Fidelity Equity Income Fund - The fund seeks reasonable income by investing primarily in common and preferred stocks. The fund also invests in bonds and convertible securities.

Fidelity Spartan U.S. Equity Index Portfolio - The portfolio seeks growth and income by matching the composition and total return of the Standard & Poor's Daily Stock Price Index of 500 common stocks.

Capital Growth Mix Portfolio - A diversified portfolio mix comprised of 80% equity securities and 20% fixed income securities. The equity securities are invested 20% in the Fidelity Equity Income Fund, approximately 15% in the Fidelity OTC Portfolio, approximately 30% in the Fidelity Magellan Fund and approximately 15% in the Fidelity Overseas Fund. The fixed income securities are invested in the Fidelity
Intermediate Bond Fund.

Fidelity Retirement Government Money Market Portfolio - Investments are made in obligations issued or guaranteed as to principal and interest by the U.S. government, its agencies or instrumentalities.

                  Supplemental Retirement Plan of
                       Piedmont Aviation, Inc.

                    Notes to Financial Statements
                    -----------------------------
                            (Continued)



MAS Domestic Fixed Income Portfolio Institutional - The portfolio seeks to provide above-average total returns from both income and price appreciation by investing in U.S. government securities, and other U.S. investment-grade fixed income securities. The Portfolio's average duration is generally between five and seven years.

Neuberger & Berman Guardian Trust - The fund primarily invests in stocks of established, high-quality companies considered to be undervalued.

Moderation Mix Portfolio - A diversified portfolio mix comprised of 60% equity securities and 40% fixed income securities. The equity securities are invested approximately 20% in the Fidelity Equity Income Fund, approximately 20% in the Fidelity Spartan U.S. Equity Index Portfolio, 15% in the Fidelity Magellan Fund and approximately 5% in the Fidelity Overseas Fund. The fixed income securities are invested approximately 15% in the Fidelity Short-Term Bond Fund and approximately 25% in the Fidelity Intermediate Bond Fund.

Income Mix Portfolio - A diversified portfolio mix comprised of 20% equity securities and 80% fixed income securities. The equity securities are invested 10% in the Fidelity Equity Income Fund and 10% in the Fidelity Spartan U.S. Equity Index Portfolio. The fixed income securities are invested approximately 15% in the Fidelity Retirement Government Money Market Portfolio, approximately 35% in the Fidelity Short-Term Bond Fund and approximately 30% in the Fidelity Intermediate Bond Fund.

T. Rowe Price Small Cap Stock Fund - The fund seeks to provide long-term capital growth by investing primarily in stocks of small and medium sized companies that are believed to offer superior earnings or appear to be undervalued. Small cap stocks are those with a market capitalization of $1 billion or less at the time of investment. The fund also invests in foreign securities.

Putnam International Growth A Fund - The fund seeks capital appreciation over the long term by investing primarily in stocks of all-sized companies located outside the United States that have the potential for growth. Investments include stocks of companies that appear to be undervalued as well as inexpensive stocks of well-developed companies.

                  Supplemental Retirement Plan of
                       Piedmont Aviation, Inc.

                    Notes to Financial Statements
                    -----------------------------
                            (Continued)

Fixed Income Fund - The fund buys high-quality investment contracts, a type of investment product offered to retirement and savings plans by insurance companies, banks, and other financial institutions. Money transferred out of the Fixed Income Fund cannot be invested in the Fidelity Retirement Government Money Market Portfolio, the Fidelity Intermediate Bond Fund or the Income Mix Portfolio for a period of 90 days because these funds are considered competitive by the insurance industry.

   (d) Participant Withdrawals

Upon approval by the plan administrator, a participant may withdraw his or her contributions from the account if it is determined that the withdrawal is necessary to (i) alleviate a financial hardship; (ii) reduce non-mortgage debt; or (iii) make improvements to the participant's residence which are determined by the plan administrator to be necessary.

   (e) Payment of Benefits

Upon termination of service due to death, disability, retirement or other termination of employment, a participant may elect to receive one of the following: (i) a lump-sum equal to the value of his/her account; (ii) to apply such amount to the purchase of an immediate noncashable and nontransferable contract from a legal reserve life insurance company providing any one of several annuities (as elected by the participant); or (iii) installment payments.

   (f) Administrative Expenses

Certain administrative expenses of the Plan are paid by US Airways.


2.  Summary of Accounting Policies

   (a) Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

   (b) Investment Valuation and Income Recognition

The assets of the US Airways Common Stock Fund, Capital Growth Mix Portfolio, Moderation Mix Portfolio, Income Mix Portfolio, and Fixed Income Fund are commingled with certain assets of other defined contribution plans sponsored by US Airways. The Plan's Recordkeeper separately identifies the assets of each plan participant who has an interest in the commingled funds.

                   Supplemental Retirement Plan of
                       Piedmont Aviation, Inc.

                    Notes to Financial Statements
                    -----------------------------
                            (Continued)

Fair values for assets were determined by quoted market values, when available. The Plan presents in its statement of changes in net assets the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and unrealized appreciation (depreciation) on those investments. The Plan's investments in guaranteed investment contracts (GICs) are stated at contract value (See Note 4). Purchases and sales of investments are recorded on a trade-date basis. Interest and dividend income are recorded on the accrual basis.

The value of a participant's investment in the US Airways Common Stock Fund is represented by units credited to the participant's account. The unit values were determined by the trustee. The units and unit values (rounded to the nearest whole unit and cent) of the US Airways Common Stock Fund as of the close of each quarter during 1998 and 1997 were as follows:

    1998            Number of Units               Unit Value
-----------         ---------------               ----------
March 31                     98,670               $   106.88
June 30                     100,245                   114.27
September 30                110,000                    73.68
December 31                 114,766                    75.60


    1997            Number of Units               Unit Value
-----------         ---------------               ----------
March 31                     94,598               $    38.44
June 30                      84,599                    52.69
September 30                 92,166                    61.08
December 31                  78,306                    90.59


   (c) Payment of Benefits

Benefits are recorded as deductions when paid.

   (d) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.



             (this space intentionally left blank)

                                                   Supplemental Retirement Plan of
                                                       Piedmont Aviation, Inc.

                                                    Notes to Financial Statements
                                                    -----------------------------
                                                            (Continued)

3.  Investment Activity
      The following table represents the investment funds' activities for the years ended December 31, 1998 and 1997:
                                                       Fidelity                                              Fidelity
                                                      Retirement                 Fidelity      Fidelity      Spartan
                                          Fixed       Government    Fidelity    Intermediate    Equity      U.S. Equity
                                          Income     Money Market   Magellan       Bond         Income         Index
                                          Fund 1)    Portfolio 1)    Fund 1)      Fund 1)       Fund 1)    Portfolio 1)
                                       -----------   -----------   ----------   ----------    -----------   ----------
Balance at December 31, 1996           $18,999,630*  $   861,462  $ 7,261,121*  $  883,864     $6,971,943*  $2,595,052*

Investment income                        1,090,067        47,287      550,289       50,413        536,489       97,938
Net appreciation (depreciation) in
   fair value                                    -             -    1,225,764        5,495      1,718,144      942,466
Net exchanges between investment funds    (867,353)     (305,890)    (533,079)    (239,996)       957,067    1,325,024
Benefits paid to participants           (1,122,248)      (85,976)    (140,766)     (14,267)      (322,651)     (32,315)
                                       -----------   -----------   ----------   ----------    -----------   ----------
Net Change in Investment Funds            (899,534)     (344,579)   1,102,208     (198,355)     2,889,049    2,333,113
                                       -----------   -----------   ----------   ----------    -----------   ----------
Balance at December 31, 1997           $18,100,096*  $   516,883  $ 8,363,329*  $  685,509     $9,860,992*  $4,928,165*

Investment income                          919,565        34,412      515,511       36,453        560,545      122,887
Net appreciation (depreciation) in
   fair value                                    -             -    2,198,983        6,486        497,557    1,212,095
Net exchanges between investment funds  (2,949,956)      356,783      347,857     (691,190)      (843,452)     376,776
Benefits paid to participants           (1,547,725)     (193,842)    (272,288)     (35,643)      (844,559)    (537,540)
Transfers (to)/ from other plans                (9)       63,658      (21,675)      (1,615)       (17,436)      (7,236)
                                       -----------   -----------   ----------   ----------    -----------   ----------
Net Change in Investment Funds          (3,578,125)      261,011    2,768,388     (685,509)      (647,345)   1,166,982
                                       -----------   -----------   ----------   ----------    -----------   ----------
Balance at December 31, 1998           $14,521,971*  $   777,894  $11,131,717*  $        -     $9,213,647*  $6,095,147*
                                       ===========   ===========   ==========   ==========    ===========   ==========
*  Investment fund balance represents greater than five percent of ending net assets available for plan benefits.
1) Party in interest.
                                                (table continued on next page)

                                                                 9

                                                  Supplemental Retirement Plan of
                                                      Piedmont Aviation, Inc.

                                                    Notes to Financial Statements
                                                    -----------------------------
                                                            (Continued)

                                                                                                     MAS Domestic      T. Rowe
                                            Income      Capital       Moderation        Putnam       Fixed Income       Price
                                             Mix       Growth Mix         Mix        International    Portfolio        Small Cap
                                         Portfolio 1)  Portfolio 1)   Portfolio 1)   Growth A Fund   Institutional    Stock Fund
                                         ----------    -----------    ------------    -----------    -----------      ------------
Balance at December 31, 1996             $   69,484    $ 1,850,571    $    992,897    $         -   $          -      $          -

Investment income                                 -              -               -              -              -                 -
Net appreciation (depreciation) in
   fair value                                11,476        370,149         232,220              -              -                 -
Net exchanges between investment funds       80,610        243,235         208,044              -              -                 -
Benefits paid to participants                     -         (1,141)         (6,503)             -              -                 -
                                         ----------    -----------     -----------    -----------    -----------      ------------
Net Change in Investment Funds               92,086        612,243         433,761              -              -                 -
                                         ----------    -----------     -----------    -----------    -----------      ------------
Balance at December 31, 1997             $  161,570    $ 2,462,814    $  1,426,658    $         -   $          -      $          -
Investment income                                 -              -               -          1,313         17,453             7,056
Net appreciation (depreciation) in
   fair value                                10,447        476,336         267,805          1,879        (14,433)           30,748
Net exchanges between investment funds      (98,624)      (411,264)        243,128         45,434        759,414           214,241
Benefits paid to participants                     -        (31,000)        (35,687)             -            (18)                -
Transfers (to)/from other plans                   -              -               -              -              -                 -
                                         ----------    -----------     -----------    -----------    -----------      ------------
Net Change in Investment Funds              (88,177)        34,072         475,246         48,626        762,416           252,045
                                         ----------    -----------     -----------    -----------    -----------      ------------
Balance at December 31, 1998             $   73,393    $ 2,496,886    $  1,901,904    $    48,626   $    762,416      $    252,045
                                         ==========    ===========    ============    ===========    ===========      ============



*  Investment fund balance represents greater than five percent of ending net assets available for plan benefits.
1) Party in interest.

                                                (table continued on next page)

                                                                 10

                                       Supplemental Retirement Plan of
                                           Piedmont Aviation, Inc.

                                        Notes to Financial Statements
                                        -----------------------------
                                                (Continued)

                                          US Airways
                                            Common      Neuberger &
                                             Stock     Berman Guardian
                                             Fund 1)       Fund           TOTAL
                                          ----------    -----------    ------------
Balance at December 31, 1996            $ 3,603,225*   $   642,671    $ 44,731,920
Investment income                                 -         92,364       2,464,847
Net appreciation (depreciation) in
   fair value                             4,878,126         37,336       9,421,176
Net exchanges between investment funds   (1,362,453)       494,791               -
Benefits paid to participants               (25,130)             -      (1,750,997)
                                         ----------    -----------     -----------
Net Change in Investment Funds            3,490,543        624,491      10,135,026
                                         ----------    -----------     -----------
Balance at December 31, 1997            $ 7,093,768*   $ 1,267,162    $ 54,866,946

Investment income                                 -         90,368       2,305,563
Net appreciation (depreciation) in
   fair value                            (1,161,461)       (71,057)      3,455,385
Net exchanges between investment funds    2,904,970       (254,117)              -
Benefits paid to participants              (148,102)       (14,091)     (3,660,495)
Transfers (to)/from other plans             (12,875)        (2,812)              -
                                         ----------    -----------      ----------
Net Change in Investment Funds            1,582,532       (251,709)      2,100,453
                                         ----------    -----------     -----------
Balance at December 31, 1998            $ 8,676,300*   $ 1,015,453    $ 56,967,399
                                         ==========    ===========    ============

*  Investment fund balance represents greater than five percent of ending net assets available for plan benefits.
1) Party in interest.
                                                   11


                   Supplemental Retirement Plan of
                       Piedmont Aviation, Inc.

                  Notes to Financial Statements
                  -----------------------------
                           (Continued)

4.  Investment Contracts with Insurance Companies

The Plan had an interest in a portfolio of GICs with certain insurance companies of $14,521,971 and $18,100,096 at December 31, 1998 and 1997,
respectively. The GICs are benefit responsive because they provide reasonable access by Plan participants to invested funds. Therefore, in accordance with the American Institute of Certified Public Accountant's Statement of Position 94-4, "Application of Fair Value and Contract Value Reporting for Defined Contribution Plan Investments," the interest in these contracts is disclosed in the financial statements at contract value which equals contributions made, plus accrued interest at the specified rate, less plan withdrawals and administrative expenses. The portfolio's contract value at December 31, 1998 and 1997 was $90,475,438 and $85,983,442, respectively. The average portfolio crediting interest rate was approximately 5.9% and 6.0% at December 31, 1998 and 1997, respectively. The portfolio average yield was approximately 6.2% and 6.1% for the years ended December 31, 1998 and 1997, respectively.

For GICs with variable rates (approximately 64% of the portfolio, as measured by contract values), crediting rates are reset either quarterly or bi-annually. Crediting rates are determined based upon the yields to maturity of the underlying assets, net of certain origination fees.

No valuation reserves were recognized related to the portfolio as all insurance companies in the portfolio had received an investment grade rating from nationally recognized rating agencies as of December 31, 1998 and 1997. The fair value of the portfolio was $90,895,034 and $85,243,181 at December 31, 1998 and 1997, respectively.

5.  Related Party Transactions

Certain Plan investments are shares of mutual funds managed by Fidelity Management Trust Company. Fidelity Management Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

6.  Plan Termination

Although it has not expressed any intent to do so, the Company reserves the right to terminate the Plan at any time subject to the provisions of ERISA. Upon termination of the Plan, US Airways shall provide for the assets under the Plan to be distributed in the forms of payment available under the Plan to the participants, beneficiaries or other successors in interest, the balance of their account at the time of termination.

                                12

                   Supplemental Retirement Plan of
                       Piedmont Aviation, Inc.

                    Notes to Financial Statements
                    -----------------------------
                            (Continued)

7.  Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

                                              December 31,
                                          -------------------
                                          1998           1997
                                          ----           ----
    Net assets available for plan
      benefits per the financial
      statements                       $56,967,399   $54,866,946
    Amounts allocated to withdrawing
      participants                         (36,047)      (18,335)
                                       -----------   -----------
    Net assets available for plan
      benefits per the Form 5500       $56,931,352   $54,848,611
                                       ===========   ===========

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                   Year Ended
                                                December 31, 1998
                                                -----------------
    Benefits paid to participants per the
      financial statements                          $3,660,495
    Add:   Amounts allocated to withdrawing
           participants at December 31, 1998            36,047
    Less:  Amounts allocated to withdrawing
           participants at December 31, 1997           (18,335)
                                                     ---------
    Benefits paid to participants per the
        Form 5500                                   $3,678,207
                                                    ==========

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.


8.  Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated July 22, 1995, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan's legal counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

                                13

                                   Supplemental Retirement Plan of           Supplemental Schedule I
                                       Piedmont Aviation, Inc.                           Page 1 of 2

                    Item 27a - Schedule of Assets Held for Investment Purposes
                    ----------------------------------------------------------

                                         December 31, 1998

     Identity                     Description                                      Current
     of Issue                    of Investment                    Cost              Value
     --------                    -------------                    ----             -------
Fidelity Equity                 Shares in registered         $ 6,465,408       $ 9,213,647
  Income Fund*                    investment company

Fidelity Magellan Fund*         Shares in registered           7,454,462        11,131,717
                                  investment company

US Airways Common Stock Fund*   Common stock of employer's     7,540,905         8,676,300
                                  parent company, US Airways
                                  Group, Inc., and short-
                                  term investments

Fidelity Spartan U.S.           Shares in registered           3,836,605         6,095,147
  Equity Index Portfolio*         investment company

Capital Growth Mix              Shares in registered           1,588,183         2,496,886
  Portfolio*                      investment companies

Moderation Mix Portfolio*       Shares in registered           1,305,936         1,901,904
                                  investment companies

Neuberger & Berman              Shares in registered           1,076,820         1,015,453
  Guardian Trust                  investment companies

* Party in interest.


                                    (continued on next page)


                                                 14

                                   Supplemental Retirement Plan of           Supplemental Schedule I
                                       Piedmont Aviation, Inc.                           Page 2 of 2

                     Item 27a - Schedule of Assets Held for Investment Purposes
                     ----------------------------------------------------------
                                            (Continued)

                                         December 31, 1998
     Identity                     Description                                    Current
     of Issue                    of Investment                   Cost             Value
     --------                    -------------                   ----             -------
Fidelity Retirement             Shares in money                  777,894           777,894
  Government Money                market fund
  Market Portfolio*

Income Mix Portfolio*           Shares in registered              56,208            73,393
                                  investment companies

Fixed Income Fund*              Guaranteed Investment         14,521,971        14,521,971
                                  Contracts, interest rates
                                  range from 4.05% to 8.28%
                                  per annum

Putnam International Growth     Shares in registered              46,747           48,626
  A Fund                          investment companies

MAS Domestic Fixed Income       US Government securities         776,909          762,416
  Portfolio Institutional         and US investment grade
                                  fixed income securities

T. Rowe Price Small Cap         Shares in registered             221,298          252,045
  Stock Fund                      investment companies
                                                             -----------      -----------
    Total Investments                                        $45,669,346      $56,967,399
                                                             ===========      ===========

*Party in interest.
See accompanying Independent Auditors' Report.

                                                 15

                                   Supplemental Retirement Plan of          Supplemental Schedule II
                                       Piedmont Aviation, Inc.

                           Item 27d - Schedule of Reportable Transactions
                           ----------------------------------------------

                                    Year Ended December 31, 1998

Aggregate transactions during the year ended December 31, 1998, with securities of the same issue, accounting for greater than five percent of the value of plan assets at the beginning of the period were as follows:

                              Total       Number of       Total        Number        Realized
                            Purchases     Purchases       Sales       of Sales         Gain
                            ---------     ---------     ---------     --------      ----------
Fidelity Magellan Fund*    $ 2,290,119       133       $ 1,720,714        81        $  190,517

Fidelity Equity              1,693,360       137         2,838,262       101           578,454
  Income Fund*

US Airways Common Stock      6,041,980       132         3,297,988        64         1,028,311
  Fund*

Fidelity Spartan U.S.        1,584,852       132         1,630,952        58           346,083
  Equity Index Portfolio*

Fidelity Retirement          1,973,444        86         1,712,433        89                 -
  Government Money
  Market Fund*

Fixed Income Fund*           3,183,564       148         6,761,690       148                 -


*Party in interest.
See accompanying Independent Auditors' Report.

                                                16

                            Signature




     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.



                                     Supplemental Retirement Plan
                                     of Piedmont Aviation, Inc.




                                By:  /s/ Anita P. Beier
                                     ----------------------
                                     Anita P. Beier
                                     Controller

                                     US Airways Group, Inc.

June 25, 1999































                                17